SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ------------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                             The Topps Company, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    890786106
                                ----------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2007
                         ------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 890786106                    13D                    Page 2 of 12 Pages
-------------------                                           ------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CRESCENDO PARTNERS II L.P., SERIES Y
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,547,700
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,547,700
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,547,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 890786106                    13D                    Page 3 of 12 Pages
-------------------                                           ------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,547,700
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,547,700
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,547,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 890786106                    13D                    Page 4 of 12 Pages
-------------------                                           ------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CRESCENDO ADVISORS LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     100
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            100
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 890786106                    13D                    Page 5 of 12 Pages
-------------------                                           ------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ERIC ROSENFELD
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,547,900
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,547,900
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,547,900
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 890786106                    13D                    Page 6 of 12 Pages
-------------------                                           ------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ARNAUD AJDLER
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,301
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,301
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 890786106                    13D                    Page 7 of 12 Pages
-------------------                                           ------------------

            The following constitutes Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

      Item 4 is hereby amended to add the following:

            On March 14, 2007, Arnaud Ajdler, a director of the Issuer, delivered a letter to the other members of the Issuer's Board criticizing the Board for taking the following actions at a Board meeting held on Tuesday, March 13, 2007 (the "Board Meeting"):

      (i) stripping the Ad Hoc Committee, of which Mr. Ajdler is a member together with Messrs. Brog, Feder and Greenberg, of its authority to monitor day-to-day developments during the "go-shop" period under the Merger Agreement and granting such authority solely to Messrs. Feder and Greenberg;

      (ii) creating an Executive Committee of the Board consisting of Messrs. Feder, Greenberg, Mauer, Nussbaum and Shorin and excluding the three directors who voted against the Merger Agreement (including Mr. Ajdler) and vesting the Executive Committee with the full power of the Board, with only one limited exception that relates to the Merger Agreement;

      (iii) ruling out of order a motion at the Board Meeting that was duly made and seconded to have the Issuer make corrective disclosure relating to a certain misleading statement made to the press by a spokeswoman of the Issuer; and

      (iv) mischaracterizing certain statements of Mr. Ajdler relating to his opposition to the deal and certain of his stated intentions with respect to the Issuer.

            A copy of the letter is attached hereto as Exhibit 4 and is incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibits:

            4. Letter from Arnaud Ajdler to the Members of the Board of Directors of the Issuer, dated March 14, 2007.

-------------------                                           ------------------
CUSIP No. 890786106                    13D                    Page 8 of 12 Pages
-------------------                                           ------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 14, 2007             CRESCENDO PARTNERS II, L.P., SERIES Y

                                  By: Crescendo Investments II, LLC
                                      General Partner

                                  By: /s/ Eric Rosenfeld
                                      ----------------------
                                      Name: Eric Rosenfeld
                                      Title: Managing Member


                                  CRESCENDO INVESTMENTS II, LLC

                                  By: /s/ Eric Rosenfeld
                                      ----------------------
                                      Name: Eric Rosenfeld
                                      Title: Managing Member


                                  CRESCENDO ADVISORS LLC

                                  By: /s/ Eric Rosenfeld
                                      ----------------------
                                      Name: Eric Rosenfeld
                                      Title: Managing Member


                                  /s/ Eric Rosenfeld
                                  ------------------
                                  ERIC ROSENFELD


                                  /s/ Arnaud Ajdler
                                  ------------------
                                  ARNAUD AJDLER

-------------------                                           ------------------
CUSIP No. 890786106                    13D                    Page 9 of 12 Pages
-------------------                                           ------------------

                                  EXHIBIT INDEX

      Exhibit                                                              Page

1.    Letter from Arnaud Ajdler to the Members of the
      Board of Directors of the Issuer, dated March 14, 2007.              10-12

-------------------                                          -------------------
CUSIP No. 890786106                    13D                   Page 10 of 12 Pages
-------------------                                          -------------------

March 14, 2007


BY EMAIL AND FACSIMILE

Board of Directors of The Topps Company, Inc.
c/o Ms. Holly K. Youngwood
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Dear Fellow Members of the Board:

      Yesterday morning, the Board of Directors of The Topps Company, Inc. ("Topps" or the "Company") set a new low in corporate governance. As described in Topps' Form 8-K, the actions approved yesterday by a seven-to-three vote of the Topps board are an insult to corporate democracy and the Company's shareholders. One day, a Harvard Business School case study describing the actions of this Board will be taught in business schools as a clear illustration of poor corporate governance.

o Ad Hoc Committee: The Board appointed Allan Feder and Stephen Greenberg with the power to monitor day-to-day developments during the "go-shop" period and made clear that the Ad Hoc Committee, of which Tim Brog and I are members (with Messrs. Feder and Greenberg), no longer has such authority because in the Board's view, Mr. Brog and I could not adequately represent the best interests of the Company's shareholders. I strongly disagree. My views should be clear to the Board. I will not support a transaction which fails to maximize value for Topps' shareholders. In my opinion, the announced merger agreement does not maximize value. Common sense would tell you that Tim Brog and I would be true proponents of maximizing value during the "go-shop" period as opposed to two directors who support the ill-advised transaction between the Company and a buyout group led by Michael Eisner and Madison Dearborn Partners, LLC. Please note that my primary opposition to the proposed transaction stemmed from what I believe to be an inadequate offer price. In light of the Board's actions yesterday, it should be clear that the Board's process is just as egregious and inadequate as the offer price.

o Creation of an Executive Committee: Yesterday morning the Board created an Executive Committee consisting of Messrs. Feder, Greenberg, Mauer, Nussbaum and Shorin. The support that Tim Brog, John Jones and I received at last year's annual meeting provided a strong signal that the shareholders of the Company were ready to have representatives in the boardroom who are committed to focusing on the shareholders' best interests. The creation of the Executive Committee is a blatant step to delegate virtually all actions of the Board to these five members, in repudiation and total disregard of the wishes of the majority of Topps' shareholders at a time when they most need full representation of their best interests in the boardroom. Common sense would tell you that good corporate governance allows for and even encourages good-faith disagreement among Board members, not the establishment of an Executive Committee to silence opposing views.

-------------------                                          -------------------
CUSIP No. 890786106                    13D                   Page 11 of 12 Pages
-------------------                                          -------------------

o False and Misleading Statement: I have asked the Board to correct what I believe is a misleading statement given to the press by a Company spokeswoman. The Wall Street Journal, on March 7, 2007, wrote: "'Over the past two years, we have been working with Lehman Brothers to examine all opportunities to deliver value, and no other superior proposals emerged in that time frame,' said a spokeswoman to the company." That statement gives the false impression that Topps was shopped or that alternative proposals were solicited before entering into a merger agreement at $9.75.

o Ramrodding of Board actions: Yesterday, a telephonic Board meeting was held. None of the three directors who voted against the merger agreement were provided with an agenda. When a motion to have Topps issue corrective disclosure was duly made and seconded at yesterday's Board meeting, it was ruled out of order by Mr. Shorin, the Chairman of the Board, because he said it was not on the agenda. This motion was no different than any other matter discussed at yesterday's Board meeting other than the fact that a majority of the Board did not like the duly raised motion. Is this what this majority of the Board believes to be good corporate governance?

o Mischaracterization of my comments: You quote my March 6, 2007 letter and characterize my opposition to the deal as stemming solely from the fact that the process that led to the Merger Agreement was flawed because the Board did not shop the Company. You conveniently forget to mention that my opposition to the deal first and foremost stems from the fact that the price is inadequate. At a 3% premium based on the average closing prices of the last 20 trading days, this buyout is not in the best interests of the Company's shareholders and does not maximize shareholder value. If a sufficiently attractive offer does not surface for Topps and shareholders decide to vote down the merger agreement, I intend, along with Crescendo Partners, to nominate a slate of directors to replace the current Board. Despite what the Board alleges my intention to be in the Form 8-K, this would not be for the purpose of taking control of the Company, but in order to maximize value for all shareholders. In fact, Crescendo Partners has been in situations like this before. In 2005, Crescendo Partners solicited proxies to have shareholders vote against a merger agreement between Computer Horizons Corp. (a public company in which Crescendo Partners had a substantial investment) and another public company, which valued Computer Horizons' common stock at approximately $3.00 per share. Crescendo Partners believed the transaction undervalued Computer Horizons' shares and that the transaction was not in the best interests of Computer Horizons' shareholders. After successfully campaigning to block the ill-advised merger, Crescendo Partners then ran a successful proxy contest to elect an alternate slate of directors committed to maximizing shareholder value. Computer Horizons has since sold its major business units in three transactions and declared a liquidating distribution of $4 per share to its shareholders in the first of what is expected to be a series of liquidating distributions aggregating approximately $4.75 per share. Our intentions with respect to Topps are no different and we will not allow them to be mischaracterized.

-------------------                                          -------------------
CUSIP No. 890786106                    13D                   Page 12 of 12 Pages
-------------------                                          -------------------

      I strongly urge the Company to reconstitute the Ad Hoc Committee, to disband the Executive Committee and to make corrective disclosure. Topps continues to ignore the will of its shareholders and continues to be run as a private club. This must stop.

                                        Yours truly,


                                        /s/ Arnaud Ajdler